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MAR 01 2022

Washington, DC

22003262

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-52837

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/21 (MM/DD/YY) AND ENDING 12/31/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Carolinas Investment Consulting, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

5605 Carnegie Blvd., Suite 400
(No. and Street)

Charlotte (City) NC (State) 28209 (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Martha Newsom (Name) 704/643-2455 (Area Code – Telephone Number) mnewsom@carolinasinvest.com (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

GreerWalker LLP
(Name – if individual, state last, first, and middle name)

227 West Trade Street, Ste 1100 (Address) Charlotte (City) NC (State) 28202 (Zip Code)

6/7/2005 (Date of Registration with PCAOB)(if applicable) 2324 (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Jeanne Kelsey Fritchley, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Carolinas Investment Consulting, LLC, as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title:
LLC Member, COO

[signature] Notary Public My commission expires 11/12/2026.

NOTARY PUBLIC

This filing** contains (check all applicable boxes):

- [x] (a) Statement of financial condition.
- [ ] (b) Notes to consolidated statement of financial condition.
- [x] (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- [x] (d) Statement of cash flows.
- [x] (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- [ ] (f) Statement of changes in liabilities subordinated to claims of creditors.
- [x] (g) Notes to consolidated financial statements.
- [x] (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- [ ] (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- [ ] (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- [ ] (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- [ ] (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- [ ] (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- [ ] (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- [ ] (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- [ ] (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- [x] (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- [ ] (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [x] (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (t) Independent public accountant's report based on an examination of the statement of financial condition.
- [x] (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable
- [ ] (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [x] (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [x] (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- [ ] (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- [x] (z) Other: Supplemental SIPC Report

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

CAROLINAS INVESTMENT CONSULTING, LLC

CONTENTS

GreerWalker

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of Carolinas Investment Consulting, LLC:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Carolinas Investment Consulting, LLC (the "Company") as of December 31, 2021, the related statements of income, changes in members' capital, and cash flows, for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Carolinas Investment Consulting, LLC as of December 31, 2021, and the results of its operations and its cash flows for the year then ended, in conformity with generally accepted accounting principles in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Carolinas Investment Consulting, LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Carolinas Investment Consulting, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Computation of Net Capital and Aggregate Indebtedness as of December 31, 2021 (the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of Carolinas Investment Consulting, LLC's financial statements. The supplemental information is the responsibility of Carolinas Investment Consulting, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Carolinas Investment Consulting, LLC's auditors since 2016.

GreerWalker LLP

Certified Public Accountants
February 22, 2022
Charlotte, NC

CAROLINAS INVESTMENT CONSULTING, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2021

ASSETS

Cash	$ 105,438
Receivable from broker/dealer	3,976
Leasehold improvements, office furniture, vehicle, and equipment, at cost (net of accumulated depreciation of $770,129)	124,806
Other assets	33,070
TOTAL ASSETS	$ 267,290

LIABILITIES AND MEMBERS' CAPITAL

Liabilities	
Accounts payable and accrued expenses	$ 0
Total Liabilities	$ 0
Members' Capital	$ 267,290
TOTAL LIABILITIES AND MEMBERS' CAPITAL	$ 267,290

The accompanying notes are an integral part of these financial statements.

CAROLINAS INVESTMENT CONSULTING, LLC

STATEMENT OF INCOME

YEAR ENDED DECEMBER 31, 2021

REVENUE	
Commission income	$ 309,054
Total Revenue	$ 309,054
EXPENSES	
Compensation and related benefits	$ 56,195
Commission expense	50,424
Occupancy and equipment rental	31,405
Communications	6,031
Other operating expenses	32,779
Total Expenses	$ 176,834
NET INCOME	$ 132,220

The accompanying notes are an integral part of these financial statements.

CAROLINAS INVESTMENT CONSULTING, LLC

STATEMENT OF CHANGES IN MEMBERS' CAPITAL

YEAR ENDED DECEMBER 31, 2021

BALANCE-BEGINNING OF YEAR	$ 395,070
Distributions	(260,000)
Net Income	132,220
BALANCE-END OF YEAR	$ 267,290

The accompanying notes are an integral part of these financial statements.

CAROLINAS INVESTMENT CONSULTING, LLC

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2021

Cash Flows from Operating Activities	
Net Income	$ 132,220
Adjustments:	
Depreciation	23,043
Decrease in receivable from broker/dealers	1,620
Decrease in other assets	75,805
Decrease in accounts payable and accrued expenses	(175)
Net Cash Flow Provided by Operating Activities	$ 232,513
Cash Flows from Investing Activities	
Purchases of property	(2,702)
Cash Flows from Financing Activities	
Capital Distributions	(260,000)
Net Decrease in Cash	($ 30,189)
Cash Balance at December 31, 2020	$ 135,627
Cash Balance at December 31, 2021	$ 105,438

Supplemental Information

Interest paid during the year ended December 31, 2021 was $0.

The accompanying notes are an integral part of these financial statements.

CAROLINAS INVESTMENT CONSULTING, LLC

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2021

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization - Carolinas Investment Consulting, LLC (the "Company"), a limited liability company, was formed in the state of North Carolina on July 3, 2000. The Company is registered as a broker/dealer with the Securities and Exchange Commission and is also a member of the Financial Industry Regulatory Authority (FINRA). The Company's principal business activities are the sale of securities.

Securities Transactions - Commission revenue and related expense arising from securities transactions are recorded on a trade date basis, which is the same business day as the transaction date.

Concentrations of Credit Risk - The Company is engaged in various brokerage activities in which the counterparties primarily include broker/dealers, banks, other financial institutions and the Company's own customers. In the event the counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

In addition, the Company's cash is on deposit at one financial institution and the balance at times may exceed the federally insured limit. The Company believes it is not exposed to any significant credit risk to cash.

Leasehold Improvements, Office Furniture, Vehicle and Equipment - Depreciation of office furniture and equipment is provided using the straight line method over five and seven year periods. Leasehold improvements are being depreciated over a 39 year period. The vehicle is depreciated on a straight line basis over a seven year period.

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES - *(Continued)*

Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The Company has evaluated subsequent events through February 28th, 2022, the date which the financial statement were available to be issued.

NOTE 2 - FAIR VALUE MEASUREMENT

Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 820 defines fair value, creates a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.

NOTE 2 - FAIR VALUE MEASUREMENT - *(Continued)*

- Level 3 inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

Level 1 inputs have been applied to value $3,976 in money market funds included in Receivable from broker/dealer (held at Company's clearing broker/dealer) on the statement of financial condition. No valuation techniques have been applied to all other assets and liabilities included in the statement of financial condition. Due to the nature of these items, all have been recorded at their historical values.

NOTE 3 - PHANTOM STOCK

The Company has granted certain key employees a percentage of the proceeds in the event of the sale of the Company.

NOTE 4 - NET CAPITAL REQUIREMENTS

As a registered broker/dealer and member of the Financial Industry Regulatory Authority (FINRA), the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregated indebtedness to net capital, both as defined, shall not exceed 1500%. At December 31, 2021, the Company's net capital and required net capital were $109,414 and $5,000 respectively. The ratio of aggregate indebtedness to net capital was 0%.

NOTE 5 - RETIREMENT PLAN

The Company has a discretionary profit-sharing plan. Included in this plan is a provision under IRS Code Section 401(k) whereby participants may contribute to the plan. The Company also may make matching and discretionary profit sharing contributions to the plan. Employees may become eligible for matching and profit sharing contributions after they have completed one year of service and have attained age 21. The Company's expense associated with this plan was $1,801 for the year ended December 31, 2021.

NOTE 6 - INCOME TAXES

As a limited liability company, the Company has elected to file as an S Corporation for federal income tax purposes. Income taxes are therefore the responsibility of the members of the Company.

The Company accounts for any potential interest or penalties related to possible future liabilities for unrecognized income tax benefits as other expense. No liabilities for uncertain tax positions were recorded as of December 31, 2021.

NOTE 7 - MEMBERSHIP INTERESTS

Certain terms pertaining to membership interests are listed below. All other terms, obligations, benefits and restrictions of the Company and its membership interests are contained in the operating agreement. Interested parties should consult the operating agreement in its entirety prior to rendering any decision or taking any action with respect to the Company.

Allocations and distributions - All items of income, expense, gain or loss, as well as all distributions made by the Company, are to be allocated and/or distributed to members pro rata according to each member's proportion of ownership interest in relation to all membership interests.

Option to purchase - Upon the termination of employment, retirement, death or disability of a member, the Company shall have the option to purchase all of the terminating member's interest at an amount and under the terms specified in the operating agreement. In addition, if the Company is prohibited by law from purchasing a terminating member's interest, each member of the Company will have the first right of refusal with respect to all, or a portion of the terminating member's interest, as stated in the operating agreement.

Admission to membership - Written consent of a majority in interest of all the members and acceptance of all the terms and conditions of the operating agreement are required for admission to membership. However, those purchasing membership interests that have not been admitted to membership may receive all allocations and distributions to which members are entitled.

Prohibited transactions - Any transfer or issuance of membership interest that would constitute a second class of stock or otherwise cause a termination of the Company's election to be taxed as an S Corporation is prohibited.

Employee Options - Four employees have options to purchase up to a 5% ownership interest each in the Company, less any ownership interest already purchased by these four employees. The purchase price will be determined at some time in the future.

Option for majority member – The Company has an agreement which states that, upon death of the majority member, the estate of such member will sell such member's ownership interest to the Company for a price of not less than $10,000,000.

NOTE 8 – RELATED PARTY

The Company was allocated up to 2.5% of common office overhead expenses incurred by a company related through common ownership. The Company incurred $109,260 in such charges for the year ended December 31, 2021. As of December 31, 2021, the Company has a receivable balance of $31,319 from the company related through common ownership which is included in other assets in the accompanying Statement of Financial Condition.

SUPPLEMENTARY INFORMATION

NOTE: The Company is exempt from the provisions of SEC Rule 15c3-3 pursuant to subparagraph k(2)(ii) of that rule. Therefore the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-3 and the Information Relating to the Possession or Control Requirements under Rule 15c3-3 have not been provided.

CAROLINAS INVESTMENT CONSULTING, LLC

COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS

DECEMBER 31, 2021

COMPUTATION OF NET CAPITAL	
Total members' capital	$ 267,290
Deduct - Non-allowable assets	(157,876)
NET CAPITAL	$ 109,414
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum net capital requirement (6 2/3% of total aggregate indebtedness)	$ 0
Minimum dollar net capital requirement	$ 5,000
Net capital requirement	$ 5,000
COMPUTATION OF AGGREGATE INDEBTEDNESS	
Total liabilities	$ 0
AGGREGATE INDEBTEDNESS	$ 0
Percentage of Aggregate Indebtedness to Net Capital	0

NOTE: There are no material differences between the computations above and the computations included in the Company's corresponding unaudited Form X-1. 17A-5 Part IIA filing.

GreerWalker

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of Carolinas Investment Consulting, LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Carolinas Investment Consulting, LLC (the "Company") as of December 31, 2021, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Carolinas Investment Consulting, LLC as of December 31, 2021, in conformity with generally accepted accounting principles in the United States of America.

Basis for Opinion

The financial statement is the responsibility of Carolinas Investment Consulting, LLC's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Carolinas Investment Consulting, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risk of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as Carolinas Investment Consulting, LLC's auditors since 2016.

GreerWalker LLP

Certified Public Accountants
February 22, 2022
Charlotte, NC

Exemption Report

Carolinas Investment Consulting, LLC (the "Firm") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Firm states the following:

Throughout the fiscal year ended December 31, 2021, the Firm met the identified exemption(s) listed below:

- The Firm claimed an exemption to SEC Rule 15c3-3 pursuant to paragraph k(2)(ii); and/or

The Firm met the exemption identified above throughout the most recent fiscal year without exception.

I, Jeanne Kelsey Fritchley, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

Authorized Signature

LLC Member, COO
Title

February 11, 2021
Date

GreerWalker

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of Carolinas Investment Consulting, LLC:

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Carolinas Investment Consulting, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Carolinas Investment Consulting, LLC claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(ii) (the "exemption provisions") and (2) Carolinas Investment Consulting, LLC stated that Carolinas Investment Consulting, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Carolinas Investment Consulting, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Carolinas Investment Consulting, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

GreerWalker LLP

Certified Public Accountants
February 22, 2022
Charlotte, NC

GreerWalker

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of Carolinas Investment Consulting, LLC:

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation ("SIPC") Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2021. Management of Carolinas Investment Consulting, LLC (the "Company") is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2021. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and the associated findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2021, with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2021 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of the overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the American Institute of Certified Public Accountants and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to, and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2021. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

CAROLINAS INVESTMENT CONSULTING, LLC

SUPPLEMENTAL SIPC REPORT

DECEMBER 31, 2021

CAROLINAS INVESTMENT CONSULTING, LLC
DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT
YEAR ENDED DECEMBER 31, 2021

Total Revenue		$	309,054
Additions:			
None			
Total additions		$	0
Deductions:			
Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate account and from transactions in security futures products.			309,054
Revenues from commodity transactions			0
Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions			0
Net gain from securities in investment accounts			0
(i)Total interest and dividend expense but not in excess of total interest and dividend income	0		
(ii)40% of margin interest earned on customers securities accounts	0		
GREATER the line (i) or (ii)			0
Total deductions		$	309,054
SIPC NET OPERATING REVENUES		$	0
GENERAL ASSESSMENT @ .0015		$	0

CAROLINAS INVESTMENT CONSULTING, LLC
DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT
YEAR ENDED DECEMBER 31, 2021

SCHEDULE OF ASSESSMENT PAYMENTS

General Assessment			$ 0
Less Payments Made:			
	Date Paid	Amount	
			0
Total Assessment Balance			$ 0
Payment made with Form SIPC 7			$ 0